Wind Power Holdings, Inc.

29 Pitman Road

Barre, VT 05641

April 14, 2014

Via EDGAR and Overnight Mail

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Mail Stop 4-6

Attn.: Amanda Ravitz, Assistant Director

Re:	Wind Power Holdings, Inc.
Registration Statement on Form 10
Filed February 12, 2014
File No. 001-36317

Ladies and Gentlemen:

Wind Power Holdings, Inc. (the “Company”) is responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated March 11, 2014 (the “Comment Letter”) to Mr. Troy C. Patton, President and Chief Executive Officer of the Company, with respect to the Draft General Form for Registration of Securities on Form 10 (the “Registration Statement”) submitted February 12, 2014.

The responses set forth below have been organized in the same manner in which the Commission’s comments were organized. A hard copy of this letter is being delivered under separate cover to Theodore Moskovitz of the Commission.

Draft Registration Statement on Form 10 (CIK No. 0001453353)

General

1. In several places, your disclosure appears to assume a particular outcome in relation to the Private Placement and the Acquisition; notably, the contemplated pro forma share ownership on page 64. Please tell us how and when you intend to complete the information omitted about these transactions. In this regard, please note the automatic effectiveness of your registration statement noted above and the incomplete nature of the information in your filing.

Response:

In response to the Staff’s comment, the disclosure has been modified in the Registration Statement to describe the status of the Private Placement and Acquisition transactions in the Explanatory Note and elsewhere throughout the Registration Statement, including on pages 3, 31, 50 and 51. The pro forma stock ownership information also has been provided on pages 59 and 60. These transactions are expected to close prior to the end of April 2014.

Company Overview, page 1

2. Please clarify what you mean by the percentages of commercial availability you cite for your product and explain how you know what this percentage is.

Response:

Commercial availability is defined in the wind turbine industry to allow meaningful performance comparisons among wind turbine models and among overall wind farm projects. The calculation of availability defines the percentage of time that the wind turbine is available to operate and capable of producing power if suitable wind conditions exist. Availability is calculated and tracked for individual wind turbines by monitoring the amount of time that the wind turbine resides in its various operating states. In general, time spent in active fault, fault recovery, or service states counts against the wind turbine’s overall availability total. Conditions such as utility outages and force majeure generally do not impact the calculated wind turbine availability.

The Company maintains a fleet-wide monitoring system to collect data on its wind turbines across several continents. This data is stored in a database and allows extensive data analysis and automated reporting for all connected wind turbines. The Company generates availability reports for its customer base and also for internal use as a management tool to maximize the performance of the individual turbines and by extension the overall fleet.

3. Please provide support for your belief that your direct-drive design “delivers higher energy capture, and provides increased reliability due to reduced maintenance and downtime costs.”

Response:

The drivetrain of the Company’s direct drive system is much simpler and has substantially fewer rotating components than conventional geared wind turbines. Most wind turbine drivetrains employ a gearbox to connect the slowly rotating aerodynamic rotor to a conventional high speed generator. In utility scale wind turbines, this requires a speed-up ratio of over 100:1, necessitating a 3 stage gearbox with dozens of gears and bearings carrying the full output torque of the aerodynamic rotor. These high output gearboxes require specialized design methods and have proven to be a source of downtime and reduced availability, with associated high costs of repair and premature replacement in the field. The simple gearless drivetrains of the Company’s wind turbines are the primary contributor to the increased reliability and reduced maintenance costs of its products.

The elimination of the gearbox and its associated losses, the use of a permanent magnet generator that requires no energy to excite the rotor field, and a power converter designed for high partial power efficiency all contribute to high energy capture for the Company’s wind turbine platforms. The Company has carried out detailed dynamometer testing of its gearless drivetrains at the National Wind Technology Center to validate the drivetrain efficiency under a full range of load conditions. In addition, the Company engaged a third party certification agency to carry out field validation test programs to internationally recognized standards. These field tests confirmed the power curve and energy production predictions made by the Company which reflect the belief that its turbines deliver increased energy capture.

The Company also respectfully refers the Staff to the discussion of the Company’s technology on pages 6-7 which describe the Company’s technology and its advantages.

Technology Licensing, page 4

4. We note that you intend to file your agreement with WEG by amendment, and to request confidential treatment for certain portions of the agreement. Please note that we will continue to comment on your related disclosure until you have cleared staff comments on any related confidential treatment request and disclosed all material terms of the agreement.

Response:

The Company acknowledges the Staff’s comment and will comply.

Overview, page 36

5. Please revise your disclosure to more clearly explain the number of business lines in which you operate. For example, page 2 states that you operate in three business lines, while pages 37, F-32, and F-61 state that you operate under four business lines, and the tables on pages 46, F-32, F-33, and F-61 show four business lines as well.

Response:

In response to the Staff’s comment, page 2 has been altered to clarify that the Company recognizes three operating business lines along with its shared service functions. In addition, pages 37, F-32, and F-61 and the tables on pages 46, F-32, F-33, and F-61 properly reflect the Company’s operating structure.

Directors and Executive Officers, page 65

6. Please state the term of office for each of your directors as required by Item 401(a) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has added disclosure on page 63 of the Registration Statement.

Executive Compensation, page 69

7. Please update for the most recently completed fiscal year.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 65 of the Registration Statement.

8. Please provide the disclosure on Director Compensation required by Item 402(r) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has added disclosure on page 69 of the Registration Statement.

Exhibit 10.7

9. Exhibit 10.7 states that a number of Exhibits and Schedules are attached to that document, however some of these items are not actually attached. Please advise or revise accordingly.

Response:

The Company has omitted certain of the exhibits and schedules which the Company respectfully believes are not material to an investor’s understanding of the Company’s rights and obligations under the credit facility with Comerica. These exhibits and schedules include the form to be used for advances under the credit facility, the form of borrowing base certificate, and the form of compliance certificate. All material exhibits, such as the definitions, prime referenced rate addendum, description of collateral, and summary of transferred assets have been provided.

Interim Condensed Financial Statements, page F-38 Note 2. Summary of Significant Accounting Policies, page F-43 -Revenue Recognition, page F-44

10. We note from page 44 that you have a new strategy of supplying prototypes builds for licensing and development customers. Please tell us the key terms of these arrangements. Please also explain how your supplying of these prototypes has impacted your accounting for the licensing and developments contracts with these customers.

Response:

During 2013, the Company entered into an arrangement with multiple deliverables that included development services, technology licensing and prototype builds. Each of these deliverables is considered a separate unit of accounting consistent with ACS 605-25-5. The development service deliverable was based upon the Company creating technology to meet the customer’s design requirements and revenue is recognized when critical milestone deliverables are met. The technology licensing deliverable revenue is recognized when the customer has the right to use the intellectual property as contemplated in the agreement consistent with SAB Topic 13.A.3(d). The prototype build deliverable included the production and delivery of a prototype unit to the customer, and revenue is recognized when the four criteria are met usually upon shipment of the prototype per ASC 605-25. The prototype builds impact the accounting for the licensing and development contracts to the extent they are included in the relative fair value allocation of total contract value as applied under ASC 605-25-30.

Note 8. Debt and Senior Secured Convertible Notes, page F-52

11. We note your reference here to certain transactions with related parties. Please explain to us how you considered including the related party disclosures outlined in FASB ASC 850-10-50 related to the senior secured convertible notes.

Response:

The Company has supplemented its related party disclosure in Note #16 to reflect the value of each note owned by a “significant” investor which in this case consist of the following entities: Rockport Capital Partners III, L.P., Allen & Company LLC and CWE LLC. The Company respectfully believes that this disclosure properly addresses the requirements of FASB ASC 850-10-50.

*     *     *     *

If you have any questions concerning these responses, need further information or if you would like to discuss any of the matters covered in this letter, please contact the undersigned at (617) 871-6061.

Very truly yours,

By:	/s/ Elliot J. Mark
Elliot J. Mark Vice President and General Counsel

cc:	Theodore Moskovitz
Tara Harkins
Kevin Vaughn, Branch Chief
Troy C. Patton
Ciel R. Caldwell
Michael Pasciak
Kenneth J. Gordon, Esq.

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